UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02153W100
(CUSIP Number)

Kevin J. Wilcox, Chief Administration and Risk Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg +352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153W100

1.	NAME OF REPORTING PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,453,657
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,453,657
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,453,657
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.41%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 02153W100

1.	NAME OF REPORTING PERSON
William B. Shepro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO/PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
194,860
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
194,860
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,860
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note
This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission ("SEC") on April 11, 2016 (as amended, the “Schedule 13D”), by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes of the Schedule 13D) (“ASPS”), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (each, a “ Reporting Person,” and together, the “Reporting Persons”) as amended by Amendment No. 1 filed on May 11, 2016, Amendment No. 2 filed on August 24, 2018 and Amendment No. 3 filed on June 20, 2019. The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 4 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
On February 17, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BAF Holdings, LLC, a Delaware limited liability company (“Parent”), and BAF Sub, LLC, a Maryland limited liability company (“Merger Sub”), each affiliates of Amherst Single Family Residential Partners VI, LP (“Amherst Residential Fund VI”), providing for the acquisition of the Issuer by Parent (the “Merger”).
Concurrently with the execution of the Merger Agreement, Altisource S.à r.l., a wholly-owned subsidiary of ASPS, entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent pursuant to which Altisource S.à r.l. agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote its shares in favor of the Merger.
Concurrently with the execution of the Voting Agreement, Altisource S.à r.l. entered into a Side Letter (the “Letter”) with Issuer pursuant to which Issuer agreed, among other things and subject to the terms and conditions of the Letter, to reimburse Altisource S.à r.l. for: (a) certain out-of-pocket legal fees and legal expenses should Altisource S.à r.l. or its affiliates or its or their officers, directors, employees or other Representatives (collectively, the “Indemnified Parties”) incur such costs or expenses in connection with any stockholder’s claims or proceedings against Issuer or derivatively on behalf of Issuer, in which the Indemnified Parties or their representatives are named parties, with respect to any of the Merger Agreement, the Voting Agreement, the Merger or other transactions contemplated thereby (a “Specified Proceeding”); and (b) any amounts for which the Indemnified Parties are found liable or are required to pay pursuant to any settlement or other voluntary disposition with respect to any Specified Proceeding.
The foregoing descriptions of the Voting Agreement and the Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement and the Letter, copies of which are attached as Exhibit 3 and Exhibit 4 hereto and are incorporated herein by reference.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
Reference is made to the Voting Agreement and Letter defined and described in Item 4.
ITEM 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:
Exhibit 3 Voting and Support Agreement, dated February 17, 2020 among Altisource S.à r.l. and BAF Holdings, LLC.
Exhibit 4 Side Letter, dated February 17, 2020 among Altisource S.à r.l. and Front Yard Residential Corporation

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2020	Altisource Portfolio Solutions S.A.

	By:	/s/ Kevin J. Wilcox
	Name:	Kevin J. Wilcox
	Title:	Chief Administration and Risk Officer

February 19, 2020
/s/ William B. Shepro
William B. Shepro